UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

EQUUS TOTAL RETURN, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
MVC Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
The Tokarz Group Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS
Michael T. Tokarz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is filed with respect to Equus Total Return, Inc. (the “Issuer”) jointly by MVC Capital, Inc., a Delaware Corporation (“MVC”), The Tokarz Group Advisers, LLC, a Delaware limited liability company (“TTGA”) and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 8 amends and supplements the statements on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to the Schedule 13D filed with the SEC on May 27, 2014, June 5, 2014, June 12, 2014, January 6, 2017, April 25, 2017, June 5, 2017, July 31, 2019 and August 13, 2019 respectively, on behalf of the Reporting Persons (together, “Schedule 13D”).  This Amendment No. 8 is being filed to reflect the sale of the shares of common stock of the Issuer (“Common Stock”) as described in Item 4 herein.

Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.  This Amendment No. 8 constitutes an exit filing for the Reporting Persons, as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2020, in a private transaction, MVC entered into a definitive agreement, attached hereto as Exhibit 99.1 (the “Stock Purchase Agreement”), to sell, to an investment entity owned by John A. Hardy, chief executive officer of the Issuer, an aggregate of 3,228,024 shares of Common Stock, representing approximately 23.88% of the total issued and outstanding shares of Common Stock at a price of $1.17 per share, for a total sale price of $3,776,788.08.

The foregoing description of the terms of the transaction is a summary only and is qualified in its entirety by the terms of the Stock Purchase Agreement, attached hereto as Exhibit 99.1 (see Item 7, below).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons are deemed to beneficially own 0 shares of Common Stock of the Issuer. This Amendment No. 8 constitutes an exit filing for the Reporting Persons, as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	— Stock Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: July 17, 2020	MVC CAPITAL, INC.

	By:	/s/ Michael T. Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael T. Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael T. Tokarz